Mail Stop 3561

April 27, 2007

Via U.S. Mail

Louis J. Brothers
President
Valley Forge Composite Technologies, Inc.
50 East River Center Boulevard, Suite 820
Covington, Kentucky 41011

Re: Valley Forge Composite Technologies, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed April 10, 2007
File No. 333-138667

Dear Mr. Brothers,

        We have reviewed your responses to the comments in our letter dated February 8, 2007 and have the following additional comments.

Management's Discussion and Analysis, Plan of Operation, page 29

1. The last paragraph prior to the plan of operation section states that the company has not had revenues in each of the last two fiscal years; however, revenue earned in fiscal 2006 is discussed in the following paragraph. Please resolve this discrepancy in disclosure.

Note 1: Nature of Business, Basis of Presentation and Summary of Significant Accounting Policies, page F-9
Inventory

2. Please expand your policy to explain who the "outside third party" that holds the finished goods inventory is, why it is still appropriate to recognize these goods as inventory on your balance sheet, and when you expect the goods to no longer be recorded as inventory. Also in this regard, explain your accounting treatment if payment is not received from your customer.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or me at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief

cc: Russell C. Weigel, III, Esq.
        Fax: (786)787-0456